Exhibit 99.2

Annual Meeting of Shareholders of

PRECISION DRILLING CORPORATION
May 11, 2016
REPORT OF VOTING RESULTS
National Instrument 51-102 – Continuous Disclosure Obligations - Section 11.3
In respect of the annual meeting (the "Meeting") of holders of common shares of Precision Drilling Corporation (the "Corporation"), the following sets forth a brief description of each matter which was voted upon at the Meeting and the outcome of the vote:
Description of Matter		Votes For	Percent	Votes Against/ Withheld	Percent
1.	Ordinary resolution to approve the election of the following nominees to serve as the directors of the Corporation for the ensuing year, or until successors are duly elected or appointed:
	William T. Donovan	216,793,967	99.49%	1,117,116	0.51%
	Brian J. Gibson	216,676,298	99.43%	1,213,758	0.57%
	Allen R. Hagerman	216,648,425	99.42%	1,262,658	0.58%
	Catherine Hughes	216,898,207	99.54%	1,012,876	0.46%
	Steven W. Krablin	216,638,484	99.42%	1,272,599	0.58%
	Stephen J.J. Letwin	211,925,975	97.25%	5,985,108	2.75%
	Kevin O. Meyers	211,094,661	96.87%	6,816,422	3.13%
	Kevin A. Neveu	215,251,349	98.78%	2,659,734	1.22%
	Robert L. Phillips	213,577,424	98.01%	4,333,659	1.99%
2.	Ordinary resolution to approve the appointment of KPMG LLP as auditors of the Corporation to hold office until the next annual meeting of shareholders at a remuneration to be fixed by the board of directors.	232,656,747	99.49%	1,197,230	0.51%
3.	Advisory resolution on the Corporation's approach to executive compensation ("Say-on-Pay").	209,607,564	96.19%	8,304,030	3.81%
4.	Ordinary resolution to confirm the continuation of the Corporation's shareholder rights plan.	210,423,030	95.56%	7,488,569	3.44%